United States
                     Securities and Exchange Commission
                         Washington, D.C.  20549


                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934

                                 CABRE CORP
                              (Name of Issuer)


                                COMMON STOCK
                        (Title of Class of Securities)

                                127107 20 9
                               (CUSIP Number)


Clark Wraight, 101 S.E. 25th Ave., Mineral Wells, Texas 76067 (940) 325-3301 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              October 23, 1997
         (Date of Event which Requires Filing of this Statement)

Item 1.  Security and Issuer

Cabre Corp, a Delaware corporation is located at 1209 Orange Street, Wilmington, Delaware 19801. As of October 23, 1997 there were 906,464 outstanding shares of Cabre Corp common stock, par value $2.00, which is the only class of common stock of Cabre Corp.

Item 2.  Identify and Background

Clark D. Wraight is the Vice President and Secretary and Treasurer of Cabre Corp. Mr. Wraight also serves as Vice President, Secretary and Treasurer and General Manager of Antenna Products Corporation and Sole Director and President of Thirco, Inc., wholly owned subsidiaries of Cabre Corp. Mr. Wraight's business address is 101 S.E. 25th Ave., Mineral Wells, Texas 76067. During the last five years, Mr. Wraight has not been convicted of any criminal proceedings nor has he been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction. Mr. Wraight has not been subjected to any judgments, decrees or final orders prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Wraight is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

On August 28, 1997 Clark D. Wraight purchased 823 shares of Cabre common stock for the purchase price of $1,539.01 and on October 23, 1997 Mr. Wraight purchased an additional 575 shares for the purchase price of $1,221.88. These shares were purchased with Mr. Wraight's personal funds.

Item 4.  Purpose of Transaction

The purchase of stock by Clark D. Wraight was for personal investment purposes only.

Item 5.  Interest in Securities of the Issuer

                         Security Ownership

                                                    					Sole   	Sole
			              Shares Owned Directly	  Percent of    	 Voting 	Dispositive
Name of Owner		        or Indirectly     Ownership      	Power	 	Power

Clark D. Wraight		     72,805			          8.03%		        72,805		72,805

Item 6. Contracts, Arrangements, Understanding, or Relationships with Respect to Securities of the Issurer

None.

Item 7.  Material to Be Filed as Exhibits

None.

                                 Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




12-2-97
Date                                s/o/f:		Clark D. Wraight
								                                    Vice President, Cabre Corp